Mail Stop 3561
								December 9, 2005

John W. Winterholler, CEO
Speaking Roses International, Inc.
545 West 500 South, Suite 170
Bountiful, Utah 84010

Re:	Speaking Roses International, Inc.
	Item 4.02 Form 8-K
      Filed November 25, 2005
	Supplemental Response
	Filed December 7, 2005
	File No. 0-22515

Dear Mr. Winterholler:

      We have reviewed your filing and supplemental response to us and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 8-K Item 4.02

      With respect to our previous comment 1, we note your response.
We do not believe that you can apply EITF 98-5 to the transaction since at the time the notes were issued, they were not considered to be convertible instruments. Please revise your June 30, 2005 financial statements to reclassify the $449,871 in interest expense as a deemed distribution.

       As appropriate, please amend your filing and respond to thos comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE